Exhibit 17.1

Richard Nevins

September 17, 2009

Dr. Robert G. Aldrich, Chairman

DayStar Technologies, Inc.

2972 Stender Way

Santa Clara, CA 95054

Dear Bob,

This letter will confirm the resignation from the board of DayStar Technologies, Inc. I made at the end of our board meeting Monday, September 14,2009.

I wish you and the entire DayStar team the best of good fortune as you face the difficult times before you.

Sincerely,

/s/ Richard Nevins
Richard Nevins